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                                                                    EXHIBIT 7.c.


                                   DAVID MEYER
                              825 RIDGE LAKE BLVD.
                            MEMPHIS, TENNESSEE 38120

                                  July 25, 1998


Mr. Richard A. Gilleland
Chairman and Chief Executive Officer
Physicians Resource Group, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1540
Dallas, Texas 75240

Dear Mr. Gilleland:

         This letter of intent ("LOI") is entered into between Physicians Resource Group, Inc. ("PRG") and David Meyer ("MEYER"), on behalf of himself and other providers and investors who may choose to join him, and summarizes the principal terms and conditions of a proposed restructure of PRG, which will involve, among other things, (1) the acquisition of at least 10,000,000 shares of the outstanding stock of PRG (which may be increased to the extent necessary, up to 30,000,000 shares, so that all stockholders who wish to sell will have the opportunity to do so) (the "STOCK ACQUISITION COMPONENT") for cash at a price of $5.00 ("STOCK PURCHASE PRICE") by Stock Buyers (hereafter defined), (2) the restructure and renegotiation of the management service agreements and other contractual relationships ("PROVIDER CONTRACTS") with the physicians and other providers affiliated with PRG (the "PROVIDERS"), (3) the resolution and settlement of various accounts payable and receivable between PRG and several of the Providers (the "ACCOUNT RESOLUTION"), (4) the transfer of operating assets ("PRACTICE ASSETS") of the ophthalmic and optometric practices affiliated with PRG (the "PRACTICES") from PRG back to the Practices and (5) the transfer of an interest in the ambulatory surgery centers in which PRG owns an interest ("ASCS") back to the Practices from which they were acquired (all of the transactions reflected in (1)-(5) preceding are collectively called the "COMPLETE TRANSACTION", and the transactions reflected in (2)-(5) preceding are collectively called the "PROVIDER RESTRUCTURE"). The consideration flowing back and forth between and among PRG, the Providers and the Practices in connection with the proposals made herein are interdependent and reflect our recognition that (a) there are numerous disputes about various issues between PRG, on the one hand, and many Providers and Practices, on the other hand, and (b) Meyer and other persons or entities who may join with Meyer, including some Providers and investors who are not Providers, are willing to commit to and fund the Stock Acquisition Component at the Stock Purchase Price only if PRG agrees to complete the Provider Restructure (Meyer and any other persons and entities who join with Meyer in committing to and funding the Stock Acquisition Component being herein called the "STOCK BUYERS"). Promptly after the execution of this LOI, Meyer's counsel will commence drafting definitive agreements implementing the terms summarized in this LOI, which must be acceptable in form and substance to PRG and Meyer (definitive agreements which are acceptable to and executed by PRG and Meyer are herein called the "DEFINITIVE AGREEMENTS").

         The board of directors of PRG ("PRG BOARD") has authorized the execution of this LOI by the Chief Executive Officer for the purpose of moving into the stage of negotiating Definitive Agreements. Meyer and the other


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP
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Physicians Resource Group, Inc.
July 25, 1998
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providers have no desire to conclude a transaction unless a majority of the members of the PRG Board believe in good faith that the stockholders and the bondholders of PRG are treated fairly.


                              A. BASIC TRANSACTIONS

Based on the information currently known to Meyer, and subject to the terms and conditions hereof and in the Definitive Agreements, it is anticipated that the Definitive Agreements will include the following terms:

1. STOCK ACQUISITION COMPONENT. Promptly after the Definitive Agreements are executed and the applicable conditions herein and therein have been satisfied, the Stock Buyers would make the necessary filings, give the necessary notices and take the appropriate steps to comply with federal and state securities laws and commence a cash tender offer to purchase (the "TENDER OFFER") at least 10,000,000 shares of the outstanding common stock of PRG ("PRG STOCK"), with an option reserved to purchase more than 10,000,000 shares if tendered, for a price of $5.00 per share. Providers will be encouraged to retain any PRG Stock owned by them and not to tender it in the Tender Offer. It is anticipated that, in connection with the various elements of the Provider Restructure summarized in Sections A.2-A.5 below, a specific dollar amount (the "PROVIDER RESTRUCTURE SETTLEMENT AMOUNT") will be agreed upon between Meyer (or a committee selected by him) and each Provider which are "owed" by such Provider for the elements of the Provider Restructure summarized in Sections A.2-A.5, and, in addition to the transfer of the Practice Assets (and, in some cases, an ASC interest) to such Provider contemplated by the Provider Restructure, such Provider will be issued a number of new, presently unissued, common stock of PRG at a price of $5.00 per share in amount equal to his Provider Restructure Settlement Amount minus the amount paid for the stock acquired by such Provider in the Tender Offer.

2. PROVIDER CONTRACTS RESTRUCTURE. The Service Agreement of each Provider and/or Practice will be modified to (1) reduce the management fee, (2) reduce the term, (3) limit the services to be provided by PRG and (4) make other adjustments deemed in good faith by Meyer (or a committee of Providers selected by Meyer) to be appropriate and reasonable.

3. ACCOUNT RESOLUTION. Resolution and settlement satisfactory to Meyer (or a committee of Providers selected by Meyer) shall have been reached between PRG and Most Providers (as used herein, "MOST PROVIDERS" means Providers and Practices whose Adjusted Gross Income (as defined in the Internal Revenue Code) for the year ended December 31, 1997 equals or exceeds 75% of the total Adjusted Gross Income of all Providers and Practices. The amount agreed upon in the resolution and settlement will be included as part of the Provider Restructure Settlement Amount for each Provider.

4. TRANSFER OF PRACTICE ASSETS. As part of the consideration for the Complete Transaction, PRG will transfer to the Providers their Practice Assets assuming that each Provider has satisfied his Provider Restructure Settlement Amount by purchasing stock in the Tender Offer and/or purchasing newly issued stock of PRG, no additional amount will be owed to PRG.

5. TRANSFER OF INTERESTS IN ASCs. As part of the consideration for the Complete Transaction, Providers and Practices who transferred all or an interest in an ASC to PRG in the past will receive a transfer by PRG of a percentage (anticipated to be between 25-33% to be determined by Meyer, in consultation with selected Providers) interest in such ASC.


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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            B. CONDITIONS PRECEDENT TO DEFINITIVE AGREEMENT EXECUTION

1. DEFINITIVE AGREEMENTS. The Definitive Agreements must be satisfactory in form and substance to Meyer and PRG, and, prior to execution, PRG must receive the opinion of Goldman Sachs & Co. or another investment bank acceptable to PRG and Meyer, that the Complete Transaction is fair to the stockholders of PRG from a financial point of view.

2. CONDITIONS TO EXECUTION OF DEFINITIVE AGREEMENTS. Meyer does not intend to execute any Definitive Agreements unless and until:

     a. PROVIDER RESTRUCTURE. Meyer has received affirmation in writing from Most Providers that they approve the Provider Restructure and will execute documents reasonably acceptable to them implementing the Provider Restructure.

     b.   STOCK ACQUISITION COMPONENT.

          i. TENDER COMMITMENTS. Meyer has received affirmation from a number of Providers acceptable to Meyer that they do not intend to and will not tender any of their PRG Stock in the Tender Offer.

          ii. STOCK BUYER PARTICIPATION. Meyer has received commitments acceptable to him from Providers and/or other persons and entities to purchase at least 5,000,000 shares of PRG stock.

          iii. FINANCING TENDER OFFER. Meyer has received commitments for financing the Tender Offer in amounts and on terms acceptable to him and the other Stock Buyers.

          iv. DEBENTURES. Meyer is satisfied that (1) the outstanding debentures of PRG are not in default and that the consummation of the Complete Transactions will not activate a right of the debenture-holders to accelerate the maturity of the debentures or to demand that PRG repurchase or redeem the debentures, or, alternatively, (2) if, in the judgment of Meyer, the debentures are in default or there is a substantial risk that the consummation of the Complete Transactions WILL activate a right of the debenture-holders to accelerate the maturity of the debentures or to demand that PRG repurchase or redeem the debentures, Meyer has commitments and/or assurances satisfactory to him (a) that the existing debenture-holders will agree to an acceptable restructure or (b) for refinancing the debentures on acceptable terms.

     c. DUE DILIGENCE. Meyer's continued interest in this transaction is dependent upon the satisfactory completion, to Meyer's sole and absolute satisfaction, of a due diligence investigation to be conducted by the Stock Buyers and their representatives. PRG will provide Meyer and other Stock Buyers and their representatives full access, at all reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of PRG, to all premises, properties, personnel, books, records, contracts and documents of or pertaining to PRG.


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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July 25, 1998
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     d.   BOARD APPROVAL. The board of directors of PRG ("PRG BOARD") shall have approved the execution of the Definitive Agreements and the consummation of the Complete Transaction and shall have agreed to recommend the approval of the consummation of the Provider Restructure to the stockholders at a special meeting to be held with respect thereto after completion of the Tender Offer.


                            C. DEFINITIVE AGREEMENTS

Among other things, the Definitive Agreements will include the following:

1. REPRESENTATIONS AND COVENANTS. PRG would make comprehensive representations and warranties to the Stock Buyers, and would provide comprehensive covenants, indemnities and other protections for the benefit of the Stock Buyers.

2.   CONDITIONS.

     a. COMMENCEMENT OF TENDER OFFER. The commencement and completion of the Tender Offer by the Stock Buyers will be subject to the satisfaction of various conditions, including the execution of the Definitive Agreements containing binding agreements by PRG and Most Providers which implement the Provider Restructure.

     b. CONSUMMATION OF COMPLETE TRANSACTION. The consummation of the Complete Transaction will be subject to the satisfaction of various conditions, including:

          i. THIRD PARTY CONSENTS. The receipt of all consents of third parties, including lenders, debentureholders, suppliers, customers, representatives, lessors and licensors as may be required for the consummation of the Complete Transaction.

          ii. GOVERNMENT FILINGS AND APPROVALS. The receipt of all consents or approvals of governmental agencies as may be required for the consummation of the Complete Transaction, including, if necessary, approval (or termination of the waiting period) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          iii. NO MATERIAL CHANGES. The absence of any event or prospective change in laws or regulations which, in Meyer's judgment, would materially and adversely affect the business, assets or financial position or performance of PRG.

          iv.  ABSENCE OF LITIGATION OR CLAIMS.

               (1) GENERAL LITIGATION. (a) The absence of any action, suit, or proceeding pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by the Definitive Agreements, or (ii) cause any of the


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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               transactions contemplated by the Definitive Agreements to be rescinded following consummation, (b) no such injunction, judgment, order, decree, ruling, or charge shall be in effect, and (c) no written notice of the initiation of any such action, suit or proceeding shall have been received by PRG.

               (2) STOCKHOLDER LITIGATION. All stockholder litigation and known claims against PRG shall have been resolved to the satisfaction of Meyer.

               (3) PROVIDER LITIGATION AND CLAIMS. Providers whose aggregate Adjusted Gross Income for the year ended December 31, 1997 equals or exceeds 90% of the Adjusted Gross Income of all Providers for the same period shall have resolved, settled and released all claims against PRG, and PRG shall have resolved, settled and released all claims against them.

                                E. MISCELLANEOUS.

1. Expenses. If Definitive Agreements are executed, Meyer will be entitled to be reimbursed by PRG, and PRG agrees to promptly reimburse Meyer from time to time upon request by Meyer, for costs and expenses (including legal, financial, advisory and accounting fees and expenses) incurred by him on behalf of the providers and investors who chose to join him in connection with developing and entering into this LOI, negotiating and entering into the Definitive Agreements and consummating (or attempting to consummate) the Complete Transaction, but PRG shall have no responsibility therefor if Definitive Agreements are not executed.

2. Non-Binding Letter of Intent. This LOI is not, and your acceptance hereof does not constitute, an agreement by either of us or anyone else to consummate the transactions contemplated hereby or any agreement to enter into a formal written agreement with respect to the transactions contemplated hereby. It is understood that this LOI is merely a statement of intent and, while the parties hereto agree in principle to the contents hereof and intend to proceed promptly and in good faith to work out the arrangements with respect to consummating the transactions contemplated hereby, any legal obligations between the parties hereto shall be only as are set forth in the Definitive Agreements if and when executed by the parties, except that the provisions of this Section E are intended to be binding and enforceable obligations of the parties hereto. PRG may not, however, terminate this LOI prior to December 31, 1998, except pursuant to Section E.3.

3. Termination by PRG. If (i) the Definitive Agreements have not been executed by 11:59 p.m., on September 21, 1998, or if the Complete Transaction has not been consummated by 11:59 p.m., on November 23, 1998, and (ii) the PRG Board has concluded in good faith that (A) the likelihood of executing Definitive Agreements and consummating the Complete Transaction on terms acceptable to the PRG Board is remote, and (B) the immediate cash needs of PRG are such that sales of assets are necessary to preserve PRG (and there has not been adequate response from Meyer and other Providers with respect to accounts payable owed by them to PRG), and (iii) the PRG Board has notified Meyer to such effect and given Meyer and a small group of Providers selected by Meyer an opportunity to appear before the PRG Board to discuss the situation, then, unless Meyer advances sufficient funds to cure the immediate cash needs, at the option of either PRG or Meyer, this LOI may be terminated, and neither party shall have any further obligation hereunder, except that PRG shall be obligated to pay the breakup fee pursuant to Section E.6., if applicable, and costs and expenses pursuant to Section E.1.


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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4.   Notice of Other Offers. PRG will provide Meyer written notice if and when it or any member of the PRG Board, officer of PRG or investment banker retained by PRG or the PRG Board ("PRG REPRESENTATIVES") receives any offer(s) from or on behalf of any potential buyer related to the potential sale of the stock or any of the assets of PRG or the potential merger of PRG and/or any of its subsidiaries with a third party (or a friendly tender for a significant part of the stock of PRG by a third party) (any of the foregoing types of transactions or a combination thereof being herein called a "Conflicting Transaction"), Meyer will have the unilateral right to terminate this LOI and the Definitive Agreements at any time on or after PRG receives any such offer(s) if PRG or a PRG Representative provides non-public information to any such offeror(s) unless it is an offer for the sale of assets permitted by the terms of this LOI. The Definitive Agreements will contain a provision similar to the foregoing sentence.

5. Standstill. Except as hereinafter provided, so long as this LOI is in force, PRG agrees that it and its directors, officers, employees and affiliates will not: (i) initiate discussions or exchanges of information with any potential buyer related to a Conflicting Transaction nor enter into any expression of interest, letter of intent, agreement in principle or definitive agreement with respect to a Conflicting Transaction; or (ii), if contacted by a potential buyer or merger candidate with respect to a Conflicting Transaction, exchange information with such potential buyer or merger candidate nor enter into any expression of interest, letter of intent, agreement in principle or definitive agreement with respect thereto. NOTWITHSTANDING THE FOREGOING,
HOWEVER:

     a. If PRG or any PRG Representative receives one or more unsolicited expressions of interest or offers that contemplate(s) an acquisition of substantially all of the stock or assets of PRG or merger, consolidation or other combination with PRG and/or substantially all of the subsidiaries of PRG, PRG reserves the right, if the PRG Board believes, in good faith, based on the written advice of a law firm of regional or national stature, it is necessary to do so in order to satisfy the fiduciary duties and obligations of the directors under applicable law, to consider each such expression of interest or offer, provide information to the interested person or offeror, negotiate with the interested person or offeror and enter into an agreement for a Conflicting Transaction. The Definitive Agreements will contain a provision similar to the foregoing sentence.

     b. PRG may make sales of individual assets so long as any single sale does not exceed $500,000 and the aggregate of all sales while this LOI is in effect does not exceed $5,000,000; provided that, in any event, the foregoing clause of this Section E.5.b. does not permit PRG to, and PRG shall not exchange information with a potential buyer or repurchaser of any Practice(s) or ASC(s) nor enter into any expression of interest, letter of intent, agreement in principle or definitive agreement to sell any Practice(s) or ASC(s) unless (i) the PRG Board makes a determination that there is a cash emergency or threat of default on a material obligation, in which case the Chief Executive Officer of PRG shall notify Meyer and discuss the matter with Meyer and a small group of Providers selected by Meyer, and, if Meyer in good faith deems it necessary, convene a teleconference of the other PRG Board members, for a full discussion of the issues, and (ii) after such discussion(s), Meyer and PRG mutually consent to the actions requested by PRG to solve such emergency or threat of default.


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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In any event, however, the elements of the Provider Restructure contemplated by this LOI are unique and peculiar to the Complete Transaction contemplated hereby, and no inference should be drawn that any Provider will be willing to agree to the Provider Restructure terms with any other buyer or merger partner.

6.   BREAK-UP FEE

     a.   PRIOR TO EXECUTION OF DEFINITIVE AGREEMENTS.

          i. Any of the following shall be deemed to be a "BREAK-UP FEE TRIGGER EVENT":

               (1) Prior to December 31, 1998, (i) PRG or a PRG Representative initiates discussions or exchanges of information with any potential buyer related to a Conflicting Transaction or (ii) PRG or a subsidiary, or a PRG Representative on behalf or for the benefit of PRG or a subsidiary, enters into any expression of interest, letter of intent, agreement in principle or definitive agreement with respect to a Conflicting Transaction, unless it is permitted by Section E.5.b.

               (2) Prior to December 31, 1998, (i) PRG or a PRG Representative receives one or more unsolicited expressions of interest or offers that contemplate(s) an acquisition of substantially all of the stock or assets of PRG or merger, consolidation or other combination with PRG and/or substantially all of the subsidiaries of PRG, and (ii) PRG or a PRG Representative exchanges information with the potential buyer before the PRG Board has made the determination that permits PRG to exchange the information pursuant to Section E.5.a.

               (3) Prior to December 31, 1998, (i) PRG or a PRG Representative receives one or more unsolicited expressions of interest or offers that contemplate(s) an acquisition of substantially all of the stock or assets of PRG or merger, consolidation or other combination with PRG and/or substantially all of the subsidiaries of PRG (or a friendly tender for a significant part of the stock of PRG by a third party), and (ii) after the PRG Board has made the determination that permits PRG to exchange the information pursuant to Section E.5.a., PRG or a subsidiary, or a PRG Representative on behalf of or for the benefit of PRG or a subsidiary, enters into any expression of interest, letter of intent, agreement in principle or definitive agreement with respect to such acquisition, merger, consolidation or other combination.

          ii. If a Break-up Fee Trigger Event occurs, then, immediately after a demand by Meyer therefor, PRG will pay the sum of $1,000,000 to a non-profit medical institution of national stature designated by Meyer.


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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     b.   After Execution of Definitive Agreements. The Definitive Agreements
     will contain a provision similar to Section E.6.b., except that the amount payable by PRG shall be the sum of $10,000,000, which shall be payable to Meyer for distribution among himself and other providers and investors who have committed to become Stock Buyers.

7. CONDUCT OF BUSINESS. Prior to a termination of this LOI, PRG shall, and shall cause its subsidiaries to, operate their business in the ordinary course and refrain from any extraordinary transactions except to the extent contemplated and permitted by Section E.4. The Definitive Agreements will contain a provision similar to the foregoing sentence.

8. GOVERNING LAW. This LOI will be governed by and construed in accordance with the substantive laws of the State of Texas.

9. BINDING ARBITRATION. In the event of a dispute arising out of or relating to this LOI, or relating to any claim or cause of action which may arise or be asserted under any federal, state, local or foreign statutory, regulatory or common law, including, without limitation, claims with respect to breach of contract, tort, obligation of good faith and fair dealing and fiduciary duties, then, upon notice by any party to the other parties (an "ARBITRATION NOTICE") and to American Arbitration Association ("AAA"), 13455 Noel Road, 1750 Two Galleria Tower, Dallas, Texas 75240 [telephone (972) 702-8222); facsimile (972) 490-9008), the controversy or dispute shall be submitted to a sole arbitrator who is independent and impartial, for binding arbitration in Dallas, Texas, in accordance with AAA's Commercial Arbitration Rules (the "RULES") as modified or supplemented hereby. The parties agree that they will faithfully observe this LOI and the Rules and that they will abide by and perform any award rendered by the arbitrator. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1-16 (or by the same principles enunciated by such Act in the event it may not be technically applicable). The award or judgment of the arbitrator shall be final and binding on all parties and judgment upon the award or judgment of the arbitrator may be entered and enforced by any court having jurisdiction. If any party becomes the subject of a bankruptcy, receivership or other similar proceeding under the laws of the United States of America, any state or commonwealth or any other nation or political subdivision thereof, then, to the extent permitted or not prohibited by applicable law, any factual or substantive legal issues arising in or during the pendency of any such proceeding shall be subject to all of the foregoing mandatory mediation and arbitration provisions and shall be resolved in accordance therewith. The fees and expenses of the arbitrator will be shared equitably (as determined by the arbitrator) by all parties engaged in the dispute or controversy.

10. COUNTERPARTS. This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

11. ENTIRE AGREEMENT. This LOI sets forth the entire understanding of the parties hereto and supersedes all prior contracts, agreements, arrangements, communications, discussions, representations and warranties, whether oral or written, between the parties with respect to the subject matter hereof.

   If the foregoing reflects your understanding, please so indicate by signing below and returning a copy of this LOI to me. If you have not signed this LOI and faxed a copy to my attorney, Mr. Linton E. Barbee (to both 214-855-8200 and 972-239-4351), and to me (to both 901-682-9711 and 901-767-1352) on or before
5:00 p.m.,


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP

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Pacific Daylight Time, on Monday, July 27, 1998, I may, at my sole option, at any time thereafter withdraw and terminate this LOI and the offers made hereby.

Very truly yours,



     /s/ DAVID MEYER       (facsimile signature authorized by David Meyer)
---------------------------
         David Meyer

ACCEPTED AND AGREED TO BY:

PHYSICIANS RESOURCE GROUP, INC.

By: /s/  Richard Gilleland
    ---------------------------------------------
    Richard Gilleland
    Chairman, President & Chief Executive Officer


                                     LOI-DAVID MEYER & PHYSICIANS RESOURCE GROUP